EXHIBIT 99.1

MAG Silver Discovers “Carissa” Zone at Deer Trail

DT22-09: 273.8 m of progressively zoned alteration with multiple sulphide intervals grading 59-266 g/t Silver, 0.2-5.5% Copper, 0.1-14.8% Lead plus Zinc

VANCOUVER, British Columbia, Jan. 17, 2023 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or “MAG Silver”) reports results from six completed holes (10,972 m total) in surface-based Phase 2 drilling on its Deer Trail Carbonate Replacement Deposit (“CRD”) Project in central Utah, USA (Figure 1, Tables 1 & 2). The highlight is the discovery of the “Carissa” zone found in aggressive step-outs drilled 1 km to the southwest of the “Deer Trail Mine Corridor”. Discovery Hole DT22-09 cut the longest intercept of continuous mineralisation with 273.8 m of sulfide “lacing” (Figure 2) averaging 12 g/t Silver, 0.2% Copper and 0.3% Lead plus Zinc with individual sulfide bands grading from 59-266 g/t Silver 0.2-5.5% Copper, 0.1-1.5% Lead, 0.1-5.2% Zinc (Table 1).

Phase 2 drilling also included drilling within the Deer Trail Mine Corridor (Table 2). Differing characteristics suggest Carissa and the Deer Trail Mine Corridor were both fed along separate mineralization channel-ways leading from the interpreted Deer Trail Mountain Porphyry to the west. Assays are pending for two additional holes and drilling continues 1.7 km southeast of the Carissa zone on a strong geophysical anomaly at the intersection of two major structures. Follow-up drill permits for Carissa are expected soon.

Carissa Zone Discovery: DT22-09 & 10 contain, by far, the most widespread mineralization and strongest alteration drilled on the property. Both holes cut several hundred meters of progressively increasing Argentiferous (Silver-bearing) Manganese-Oxide Mineralization (“AMOM”), marble and skarn before entering distinctive zones of Silver-Copper-Zinc bearing sulfide “lacing”, in turn cut by zones of pervasive mineralized skarn (Figure 2). DT22-10 was lost above target depth in a mineralized structure after cutting 115.7 m of very similar alteration and lacing mineralization (Table 1, Figure 1). The sulfide lacing and skarn zones in both Carissa holes become progressively stronger with depth and show significant increases in pathfinder elements (W, Sn, Bi, Mo), suggesting increasing proximity to the suspected porphyry-related mineralization source.

“Stepping out aggressively into the previously untouched Carissa zone led to the strongest and most extensive mineralization and alteration seen at Deer Trail. This tells us we are on the right track, and that track appears to lead towards the copper-moly porphyry we believe is the source of the system. Most importantly, this tells us that there is more to Deer Trail than meets the eye, which confirms our belief that this is a major mineralized system with much left to discover,” said George Paspalas, MAG’s President and CEO. “With the Juanicipio processing plant in Mexico now connected to power and ramp-up underway, these encouraging results combined with prospective indications at the Larder Project in Ontario, position us to make 2023 a meaningful year for MAG shareholders.”

Key Takeaways:

  DT22-09 intercepted 273.8m of distinctive sulfide lacing (mineralization) averaging 12 g/t Silver, 0.2% Copper, 0.1% Lead and 0.2% Zinc, with individual sulphide bands grading 59-266 g/t Silver, 0.2-5.5% Copper, 0.1-1.5% Lead, 0.1-5.2% Zinc and Trace-1.5 g/t Gold (Table 1).
  The lacing zone in Hole DT22-09 is preceded by hundreds of metres of progressively zoned AMOM, marble and mineralized garnet-pyroxene-magnetite skarn.
  DT22-10 cut the same progression of alteration as DT22-09 over 115.6 m before being lost in sulphide lacing mineralization.
  High grade mineralization intercepted in holes DT22-05 through 08 within the “Deer Trail Mine Corridor” (Table 2, Figures 1 & 2) has differing compositional and geological characteristics from those observed at Carissa, indicating they were likely fed along separate mineralization pathways from those responsible for Carissa.
  The overall results continue to reinforce MAG’s CRD exploration model and suggest multiple mineralization channel-ways extending from the inferred Deer Trail Mountain porphyry center. Multiple fluid channel-ways are a characteristic of many major CRD system.

Table 1: Phase 2 Drilling Highlights “Carissa Zone”

HOLE ID	From (m)	To (m)	Length (m)[3]	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)
DT22-09	480.39	480.69	0.30	96	0.65	0.08	0.21	0.20
and	830.50	830.75	0.25	81	0.09	0.03	0.40	0.02
and	914.50	915.40	0.90	2	1.49	0.00	0.00	0.01
and	1262.25	1262.70	0.45	68	0.03	0.01	0.39	0.47
and	1295.47	1569.28	273.81	12	0.04	0.21	0.07	0.20
incl	1303.46	1350.83	47.37	17	0.02	0.30	0.12	0.35
incl	1372.60	1375.53	2.93	171	0.19	0.68	1.08	0.82
incl	1511.03	1569.28	58.25	22	0.10	0.44	0.11	0.26
incl	1511.03	1521.17	10.14	43	0.15	0.85	0.14	0.21
incl	1518.87	1521.17	2.30	108	0.26	2.65	0.29	0.65
incl	1542.66	1569.28	26.62	30	0.16	0.62	0.17	0.46
incl	1543.25	1545.11	1.86	93	0.16	0.07	1.46	5.24
incl	1565.30	1569.00	3.70	53	0.49	1.98	0.08	0.07
incl	1566.42	1566.62	0.20	142	0.82	5.47	0.29	0.15
DT22-10[2]	833.80	834.90	1.10	32	0.07	0.01	0.23	0.20
and	1285.35	1286.25	0.90	39	0.02	0.62	0.45	0.99
and	1240.00	1355.68	115.68	11	0.01	0.20	0.12	0.32
incl	1294.90	1319.85	24.95	24	0.01	0.44	0.26	0.68
incl	1309.45	1317.55	8.10	34	0.02	0.61	0.36	1.02
incl	1314.75	1317.55	2.80	45	0.03	0.87	0.46	1.17
and	1354.55	1355.15	0.60	31	0.14	0.97	0.04	7.47
incl	1354.75	1354.95	0.20	35	0.20	1.92	0.01	14.90

1 grammes per tonne    2 hole lost within mineralization at 1355.68m     3 core length

Deer Trail Mine Corridor: Narrow high-grade mineralization was also intercepted in three holes within the “Deer Trail Mine Corridor" (Figure 1, Table 2) with intercept grades of 17-151 g/t Silver, Trace (Tr)-6.5 g/t Gold, Tr-0.9% Copper and Tr-29.5% Lead plus Zinc, all of which appear related to bleeder structures.

Table 2: Phase 2 Drilling Highlights “Deer Trail Mine Corridor”

HOLE ID	From (m)	To (m)	Length (m)[2]	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)
DT21-04				Lost
DT21-05	645.95	646.40	0.45	5	2.74	0.00	0.00	0.01
and	700.36	700.85	0.49	137	0.60	0.18	15.30	14.24
and	906.38	906.62	0.24	41	1.85	0.43	5.66	5.16
and	912.35	913.10	0.75	75	1.11	0.34	0.28	0.32
DT21-06	1466.38	1469.70	3.32	17	0.12	0.92	0.26	0.53
DT22-07	690.72	691.88	1.16	151	0.53	0.06	0.03	0.11
and	939.67	940.07	0.40	1	6.53	0.01	0.00	0.00
and	1082.80	1085.70	2.90	24	0.03	0.67	6.69	7.37
DT22-08	1112.37	1113.40	1.03	2	0.11	0.50	0.00	0.01

1 grammes per tonne    2 core length

Phase 2 Drilling Program

The Phase 2 drilling program was designed to follow up on 2021’s limited Phase 1 drilling, which successfully proved three vital features for project viability:

  Adequate thickness of favorable host rocks: All holes cut between 250 and 300 meters of the Redwall Limestone, a regionally pure limestone and excellent potential host for CRD mineralization;
  Traceable Plumbing: All holes succeeded in cutting projections of identified mineralized “feeder” structures to depth; and
  Mineralization: All holes cut high-grade Silver-Gold-Copper-Lead-Zinc mineralization in the targets.

The Phase 2 drilling program built on those results and is focused on:

  Follow-up testing of Phase 1 mineralized intercepts;
  Testing newly developed targets (including Carissa); and
  Identifying vectors leading towards the Porphyry Copper-Molybdenum source intrusion inferred to underlie Deer Trail Mountain 3 km to the west.

Eight holes were completed in the Phase 2 drilling program with results for six reported here. Two holes, DT22-04 and 10 were lost before reaching target depth. Assays are pending for completed holes DT22-11 & 12 and a large step out hole (DT22-13) is currently in progress 1.7 km southeast of the Carissa zone testing a strong geophysical anomaly coincident with the intersection of 2 major structures. Like Phase 1, all completed Phase 2 holes have cut 210 m – 320 m of intensely marbled +/- skarned Redwall Limestone and all but the abandoned DT22-10 ended in a felsic porphyritic intrusive rock interpreted to post-date mineralization.

As with Phase 1, all core is:

  oriented, allowing collection of structural data down hole;
  photographed in natural and UV light; and
  systematically analysed with a pXRF and Terraspec Halo providing inexpensive detailed downhole geochemical and alteration profiles.

Deer Trail Mine Corridor Holes: DT21-04 to DT22-08

DT22-04 to 08 were designed to test:

  the down dip extension of well-mineralized feeder structures intercepted in Phase 1 within the mixed lithologies of the Callville Limestone (see Press Release dated September 7, 2021) projected into the Redwall Limestone; and
  highly prospective additional targets within the Deer Trail Mine Corridor.

Narrow (0.2 m to 3.3 m) mineralization was intercepted in these holes. DT22-05 (a redo of the lost DD22-04) was aimed at the intersection of the mineralized Wet and Monster Faults and intercepted 0.5 m grading 137 g/t Silver, 0.6 g/t Gold, and 30% Lead plus Zinc in bedding controlled manto-style mineralization. Hole DT22-06 a follow-up of DT21-02 from Phase 1, targeted the mineralized Red Fissure Fault, the principal feeder of the historic Deer Trail Manto, deeper within the Redwall Limestone. DT21-06 cut 3.3 m grading 17 g/t Silver, 0.12 g/t Gold, and 0.8% Lead plus Zinc and 0.9% Copper. DT22-07, a splay off of Hole 05, cut 2.9 m grading 24 g/t Silver, 0.03 g/t Gold, and 14.0% Lead plus Zinc. DT22-08, a follow-up splay off of DT21-03 from Phase 1, targeted the Wet Fault deeper within the Redwall Limestone and intersected 1.03 m grading 2 g/t Silver, 0.11 g/t Gold, and 0.01% Lead plus Zinc and 0.5% Copper.

The mineralization and alteration intercepted in these holes include manto-style sulphides, skarn and marble alteration features indicating the targeted feeder structures are nearby. These feeders appear to be offset across the Callville Limestone/Redwall Limestone contact. The high grades encountered in Phase 1 drilling, the extensive alteration in both phases and the indications of feeder proximity in Phase 2 indicates additional drilling is justified to continue seeking stronger mineralization along the feeders in these areas.

DT21-09 to DT22-10 - Carissa Zone Discovery

The discovery of the Carissa Zone, in DT22-09 & 10, 1 km to the southwest of the historic Deer Trail Mine, includes pervasive AMOM a distinctive alteration style found in CRD systems, as well as poly-directional interlaced sulfide veining, manto style massive sulfide, mineralized garnet-pyroxene skarn and mineralized magnetite-skarn. DT22-09 intersected 273.8m of continuous mineralization including sulfide lacing with individual bands grading 59-266 g/t Silver, 0.2-5.5% Copper, 0.1-1.5% Lead, 0.1-5.2% Zinc and Tr-1.5 g/t Gold and mineralized skarn including 2.3m grading 108g/t Silver, 0.26 g/t Gold, 2.7% Copper, 0.94% Lead plus Zinc. Overall, the full 273.8m averages 12 g/t Silver,0.2% Copper, 0.07% Lead and 0.2% Zinc. Follow-up hole, DT22-10 was lost in mineralization after cutting 115m of intense skarn alteration and sulfide lacing averaging 11 g/t Silver, 0.1 g/t Gold, and 0.4 % Lead plus Zinc and 0.2 % Copper, with sub-intervals of higher grade like those in DT22-09 (Table 1).

The Carissa Zone shows features not seen before at Deer Trail including the distinctive, widespread sulfide lacing and the mineralized garnet and magnetite skarns. Additionally, pervasive AMOM is developed over hundreds of meters, two orders of magnitude more than those intercepted in the Deer Trail Mine Corridor. These features suggest that Carissa lies close to a major mineralization source and its orientation and distance from the Deer Trail Mine Corridor suggests a separate mineralization corridor is present. Similar features are seen in large, well-known CRD-skarn-porphyry systems in Utah and elsewhere. Follow-up targets with better drilling geometry have been developed for Carissa and will be tested once permits are in hand.

Property Wide Exploration

Since MAG consolidated the Deer Trail properties, regional mapping, sampling, hyperspectral surveys and geophysics have been run to locate the porphyry intrusive inferred to lie at the system’s center. These programs, using modern techniques and equipment, build on decades of historic exploration resulting in a comprehensive integrated district-scale geological, geochemical and geophysical dataset. Regional drill target planning and permitting is well underway for more expansive property-wide exploration.

About Deer Trail

The silver-rich Deer Trail Carbonate Replacement Deposit “CRD” project in Piute County, Utah (the “Deer Trail Project” or “Project”) includes both patented and unpatented claims (approximately 7,250 Ha) in the historic Deer Trail Mine and the adjoining Alunite Ridge area. The property lies directly on the Tushar strand of the Wasatch-Tushar Fault, the major 100 km wide structural zone separating the Great Basin from the Colorado Plateau. Farther north, this same fault system hosts the Tintic and Bingham Canyon Carbonate Replacement Deposit (CRD) -Skarn-Porphyry districts. Age dates from all three systems fall around 28-35Ma, suggesting metallogenic affinity.

MAG has consolidated the Deer Trail properties for the first time since the early 1980s, allowing us to apply an integrated district-scale exploration approach based on the continuum of mineralization styles from CRD through Skarn to Porphyry Copper-Molybdenum shown by many related systems worldwide. This model suggests that the high-grade silver, gold, lead, zinc and copper CRD sulphides of the Deer Trail mine are linked by kilometers of continuous mineralization to a Porphyry Copper-Molybdenum centre lying to the west under Deer Trail Mountain or Alunite Ridge. The system’s plumbing framework was outlined through detailed core relogging and underground mapping, which were combined into a detailed 3D model of potential “bleeder” structures connected to potentially larger deposit to the southeast of the historic Deer Trail Mine. The Deer Trail Project team is led by Dr. Lex Lambeck an A.I.P.G. Certified Professional Geologist with over 15 years of relevant experience in CRD exploration.

Quality Assurance and Control: The samples (half core) are shipped directly in security-sealed bags to ALS- Laboratories preparation facilities in Elko, Nevada, USA (Certification ISO/IEC 17025:2017). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. The remaining half core is placed back into the core boxes and is stored on site with the rest of the drill hole core in a secured core storage facility.

Qualified Persons: Dr. Peter Megaw, Ph.D., C.P.G. and Lyle Hansen, M.Sc., P.Geo have acted as the qualified persons as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 37 years of relevant experience focussed on silver and gold exploration in Mexico. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is Chief Exploration Officer and a Shareholder of MAG. Dr. Megaw is satisfied that the results are verified based on an inspection of the core and underground exposures, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization. Mr. Hansen is a registered Professional Geologist with Engineers and Geoscientists BC (149624) and has more than 12 years experience in epithermal veins. Mr. Hansen is not independent as he is Geotechnical Director of MAG.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a growth-oriented Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, precious metals projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed with Fresnillo Plc (56%), the operator. The project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where the operator is currently advancing underground mine development and commissioning a 4,000 tonnes per day processing plant. Underground mine production of mineralized development material commenced in Q3 2020, and an expanded exploration program is in place targeting multiple highly prospective targets at Juanicipio. MAG is also executing multi-phase exploration programs at the Deer Trail 100% earn-in Project in Utah and the recently acquired Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.
Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov
LEI: 254900LGL904N7F3EL14

Figure 1 accompanying this announcement is available at

https://www.globenewswire.com/NewsRoom/AttachmentNg/643f498b-dc63-45cf-93fd-99fc47d38910

Figure 2 accompanying this announcement is available at

https://www.globenewswire.com/NewsRoom/AttachmentNg/b981d61f-6c5a-40f6-8000-4ba3d8446fd2

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Phone: (604) 630-1399
Website: www.magsilver.com
Toll Free: (866) 630-1399
Email: info@magsilver.com